FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Other news

OTHER NEWS

Sub.: .: Appointment of Mr. Rakesh Jha as an Executive Director of the Bank

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that RBI vide its letter no. DOR.GOV.No. S3553/08.88.001/2022-23 dated September 2, 2022 has approved the appointment of Mr. Rakesh Jha, as an Executive Director of the Bank for a period of three years with effect from the date of its approval i.e. September 2, 2022.

We affirm that Mr. Rakesh Jha (DIN: 00042075), is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority and is not related to any other director of the Bank. Brief profile of Mr. Jha is attached as Annexure.

You are requested to please take the above information on record.

.

Annexure

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI Limited in 1996 and has worked in various areas including financial reporting, planning, strategy, asset-liability management and investor relations. His current responsibilities include retail banking, rural and agriculture and small and medium enterprise businesses for the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 2, 2022	By:	/s/ Ranganath Athreya
Name :	Ranganath Athreya